SharpLink Gaming Ltd.
333 Washington Avenue N; Suite 104
Minneapolis, Minnesota 55401
(612) 293-0619

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Ms. Andi Carpenter

Re:	SharpLink Gaming Ltd. Registration Statement on Form F-3 File Number: 333-258201

Dear Ms. Carpenter:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SharpLink Gaming Ltd. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on August 4, 2021, or as soon thereafter as possible.

Sincerely, SharpLink Gaming Ltd. By: /s/ Rob Phythian Rob Phythian Chief Executive Officer